UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 8)*

Under the Securities Exchange Act of 1934

ESH Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

None
(CUSIP Number)

John R. Dent, Esq.
General Counsel
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277
(980) 345-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Extended Stay America, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Class A Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class A Common Stock”), convertible into 250,493,583 shares of Class B Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class B Common Stock” and each share, a “Class B Share”)*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
Class A Common Stock, convertible into 250,493,583 Class B Shares*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A Common Stock, convertible into 250,493,583 Class B Shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.5% on an as-converted basis*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

__________________________________________

*
The Class A Common Stock is convertible on a one-to-one basis for Class B Common Stock only to facilitate (i) a dividend by Extended Stay America, Inc. in respect of its common stock or (ii) a sale to a third party by Extended Stay America, Inc. of a share of the common stock of Extended Stay America, Inc. paired to a share of the Class B Common Stock of ESH Hospitality, Inc. (together, a “Paired Share”) in connection with the use of Paired Shares to acquire assets, property or services, in each case, of any type. Giving effect to the conversion of all Class A Common Stock, Extended Stay America, Inc. beneficially owns 56.5% of all shares of Class B Common Stock (calculated in accordance with Rule 13d-3(d) of the Act and based upon a total of 443,116,141 Class B Shares outstanding as of June 5, 2017).

Reflects certain of the Sponsors distributions in kind scheduled to occur on or about June 7, 2017.

This Amendment No. 8 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Person as an amendment to the Schedule 13D filed on June 10, 2014 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed on August 13, 2014 with the SEC, Amendment No. 2 to the Schedule 13D filed on November 19, 2015, Amendment No. 3 to the Schedule 13D filed on October 7, 2016, Amendment No. 4 to the Schedule 13D filed on November 22, 2016, Amendment No. 5 to the Schedule 13D filed on December 20, 2016, Amendment No. 6 filed on March 14, 2017 and Amendment No. 7 filed on May 5, 2017 (collectively, the “Schedule 13D”) with respect to the Class B Common Stock. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The “Explanatory Note” is amended and restated in its entirety to read as follows:

“EXPLANATORY NOTE: Each of Extended Stay America, Inc. (the “Corporation”), the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), was a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below.  As a result of the transactions described in Item 4 below and the termination of the Stockholders' Agreement described in Item 6 below, the Sponsors and certain of their respective affiliates may no longer be deemed to be a member of a group for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b) promulgated thereunder.

Following the completion of the transactions described in Item 4 below and related distributions of an aggregate of 500,716 Paired Shares by funds and partnerships affiliated with Centerbridge and Blackstone to their respective partners, Centerbridge and Blackstone and their affiliated funds and partnerships will no longer beneficially own any Paired Shares and Paulson and its affiliated funds and accounts will continue to beneficially own approximately 1,804,652 Paired Shares, or less than 1.0% of the outstanding Paired Shares and the Sponsors collectively own 21,105 shares of voting preferred stock of the Corporation (the “Corporation preferred stock”), or approximately 100% of the outstanding voting preferred stock of the Corporation.”  See “Corporation Preferred Shares” in Item 4 below for additional information.
Item 4.  Purpose of Transaction.

The subheading and first two paragraphs under subheading “Proposed Secondary Offering” of Item 4 is hereby amended and restated in its entirety to read as follows:

“References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights Agreement, which have been previously filed as Exhibits 1 and 2 hereto, respectively, and incorporated by reference herein.

Share Repurchase

Pursuant to an agreement (the “Share Repurchase Agreement”) among the Corporation, ESH Hospitality, Inc. (“ESH REIT”) and the Sponsors, the Corporation and ESH REIT purchased 583,530 Paired Shares directly from the Sponsors in a private, non-underwritten transaction at a price per Paired Share equal to the price paid by the underwriters in the offering described below. This purchase was conducted pursuant to and counts toward, the previously announced Corporation and ESH REIT Paired Share repurchase program.

The foregoing description of the Share Repurchase Agreement is qualified in its entirety by reference to the full text of the Share Repurchase Agreement, which is filed as Exhibit 6 hereto and is incorporated herein by reference.

 Combined Paired Share Repurchase Program

In December 2015, the boards of directors of the Corporation and ESH REIT authorized a combined Paired Share repurchase program for up to $100 million of Paired Shares. In February 2016, the boards of directors of the Corporation and ESH REIT authorized an increase of the combined Paired Share repurchase program from up to $100 million to up to $200 million of Paired Shares. In December 2016, the boards of directors of the Corporation and ESH REIT authorized an increase of the combined Paired Share repurchase program from up to $200 million to up to $300 million of Paired Shares and extended the maturity of the program through December 31, 2017, each effective January 1, 2017. Repurchases may be made at management’s discretion from time to time in the open market, in privately negotiated transactions or by other means (including through Rule 10b5-1 trading plans). Depending on market conditions and other factors, these repurchases may be commenced or suspended without prior notice. As of May 26, 2017, the Corporation and ESH REIT repurchased and retired approximately 11.9 million shares of Corporation common stock and approximately 11.9 million shares of ESH REIT Class B common stock, respectively, for approximately $112.5 million and $68.9 million, respectively. As of May 26, 2017, approximately $118.7 million remain available for repurchases pursuant to the combined Paired Share repurchase program.

The below schedule identifies repurchases of Paired Shares by the Corporation and ESH REIT, since Amendment No. 7 to this Schedule 13D was filed on May 5, 2017, pursuant to the combined Paired Share repurchase program, unless otherwise noted.

Trade Date of Repurchase*	Amount of Paired Shares	Average Price Per Paired Share**
May 10, 2017	12,500	$17.8
May 11, 2017	12,500	$17.7
May 12, 2017	11,533	$17.7
May 15, 2017	12,500	$17.9
May 16, 2017	12,500	$17.8
May 17, 2017	12,500	$17.5
May 18, 2017	12,500	$17.6
May 19, 2017	12,500	$17.9
May 22, 2017	12,500	$17.9
May 23, 2017	12,500	$17.9
June 5, 2017***	583,530	$17.4

* All repurchase transactions were effectuated through a broker in connection with the combined Paired Share repurchase program described in Item 4, unless otherwise noted.

** Rounded to the nearest tenth.

*** Represents Paired Shares repurchased in the transactions described in Item 4.

Secondary Offering

On June 5, 2015, the Corporation and ESH REIT filed a joint automatic shelf registration statement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 142,960,388 Paired Shares. On June 1, 2017, the Corporation and ESH REIT filed a prospectus supplement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 25,000,000 Paired Shares. On May 30, 2017, the Corporation, ESH REIT and the Sponsors entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Sponsors sold in the aggregate 25,000,000 Paired Shares to the Underwriters at a price of $17.42 per Paired Share. The offering closed on June 5, 2017.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference.

Lock-Up Agreements

In connection with the secondary offering referenced herein, the Corporation and ESH REIT, their respective executive officers and directors have agreed with the Underwriters, subject to specified exceptions, not to sell, dispose of or hedge any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 30 days after May 30, 2017, except with the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC (the “Lock-Up Agreements”).

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which is incorporated herein by reference.”

Distributions In Kind

Subsequent to the completion of the secondary offering described above, certain of the Sponsors will make a series of distributions in kind in the aggregate amount of 500,716 Paired Shares.

Corporation Preferred Shares

As of March 31, 2017, the Corporation had 21,202 shares of Corporation preferred stock issued and outstanding, of which 21,105 shares were held by the Sponsors.

 Dividends on the Corporation preferred stock are payable quarterly in arrears on March 31, June 30, September 30 and December 31 at a rate of 8.0% per year. With respect to dividend, distribution and liquidation rights, the Corporation preferred stock ranks senior to the Corporation’s common stock. On or after November 15, 2018, a holder of the Corporation preferred stock has the right to require the Corporation to redeem, and, on November 15, 2020, the Corporation shall mandatorily redeem, in each case, in cash the Corporation preferred stock at $1,000 per share plus any accumulated but unpaid dividends and any interest on unpaid dividends through the date of redemption.

Following the completion of the secondary offering described above, the Corporation intends to redeem or otherwise repurchase shares of Corporation preferred stock held by certain of the Sponsors or their affiliates in a private transaction at a redemption price equal to $1,000 per share plus any accumulated but unpaid dividends and any interest on unpaid dividends through the date of redemption, in accordance with the amended and restated certificate of incorporation of the Corporation. We refer to this redemption as the “preferred share redemption.” The Corporation intends to fund the preferred share redemption with cash on hand. As a result, the funding of the preferred share redemption will, if and when completed, decrease the amount of cash and cash equivalents on the Company’s consolidated balance sheet. Although the preferred share redemption has been approved by the audit committee of the Corporation, the terms and timing of the preferred share redemption, if any, will depend on a variety of factors, and there can be no assurance that the preferred share redemption will be completed on the expected timing or at all.

The description and other information in this Schedule 13D regarding the preferred share redemption is included in this Statement solely for informational purposes. Nothing in this Statement should be construed as an offer to sell, or the solicitation of an offer to buy, any of the Corporation preferred stock subject to the preferred share redemption.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) - (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(e) The following disclosure assumes that there are a total of 443,116,141 Class B Shares outstanding.
Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to beneficially own Shares of Class A Common Stock, convertible into 250,493,583 Class B Shares, which constitutes 56.5% of the outstanding Class B Common Shares.*

(c)     Except as set forth in Item 3, Item 4 and this Item 5, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, has effected any transaction in the ESH REIT’s Class B Shares during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

(d)     To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

 As a result of the transactions described in Item 4 above, the Sponsors no longer satisfy the minimum thresholds set forth in the Stockholders’ Agreement for any voting arrangements nor do they have the right to designate any members of the board of directors for each of the Corporation and ESH REIT.  Accordingly, the Stockholders’ Agreement has terminated in accordance with its terms.

“As of the date of this Amendment, other than the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 of the Schedule 13D related to the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreements is incorporated herein by reference.”

Item 7.  Material to Be Filed As Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

1.
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, File No. 001-36190, filed with the SEC on November 18, 2013) (previously filed).

2.
Registration Rights Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, File No. 001-36190, filed with the SEC on November 18, 2013) (previously filed).

3.
Joinder to Registration Rights Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated September 29, 2015 (filed as Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q, File No. 001-36190, filed with the SEC on October 27, 2015) (previously filed).

4.
Underwriting Agreement, dated May 30, 2017, by and among the Issuer, the Reporting Person, the Blackstone Parties, the Paulson Parties, the Centerbridge Parties and the Underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s and Reporting Person’s Current Report on Form 8-K, SEC File No. 001-36190, filed with the SEC on June 5, 2017) (previously filed).

5.
Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s and Reporting Person’s Current Report on Form 8-K, SEC File No. 001-36190, filed with the SEC on June 5, 2017) (previously filed).

6.
Share Repurchase Agreement, dated May 29, 2017, by and among the Issuer, the Reporting Person and each of the entities identified on Schedule 1 thereto (filed as Exhibit 10.1 to the Issuer’s and Reporting Person’s Current Report on Form 8-K, File No. 001-36190 filed with the SEC on May 31, 2017) (previously filed).

__________________________________________

*
All calculations of the Reporting Person’s percentage ownership in this Schedule 13D are based upon a total of 443,116,141 shares of Class B Common Stock outstanding, which is the sum of (a) 192,622,558 shares of Class B Common Stock outstanding as of June 5, 2017, plus (b) 250,493,583 shares of Class B Common Stock issuable upon the conversion by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2017

EXTENDED STAY AMERICA, INC.

By:	/s/ John R. Dent
	Name:	John R. Dent
	Title:	General Counsel

SCHEDULE I
-------------

The name of each executive officer and director of Extended Stay America, Inc. is set forth below.

The business address of each person listed below is c/o Extended Stay America, Inc., 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Principal Occupation or Employment (with the Reporting Person unless otherwise indicated)

Gerardo I. Lopez	Chief Executive Officer and Director

Jonathan S. Halkyard	Chief Financial Officer

Thomas J. Bardenett	Chief Operating Officer

John R. Dent	General Counsel and Corporate Secretary

Kevin A. Henry	Executive Vice President and Chief Human Resources Officer

Howard J. Weissman	Chief Accounting Officer

Douglas G. Geoga	President and Chief Executive Officer of Salt Creek Hospitality, LLC

Kapila K. Anand	Lead Director for the Women Corporate Directors Education and Development Foundation

Richard F. Wallman	Former Chief Financial Officer and Senior Vice President, Honeywell International Inc.

William J. Stein	Senior Managing Director, Real Estate Group, The Blackstone Group L.P.

Michael Barr	Partner, Paulson & Co. Inc.

Thomas F. O’Toole	Senior Advisor, McKinsey & Company

Jim Alderman	Executive Vice President and Chief Asset Merchant

Ames B. Flynn	Chief Information Officer